May 13, 2019

VIA EDGAR

Office of Real Estate and Commodities,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:     Joshua Lobert, Staff Attorney

Re:	CIM Commercial Trust Corporation
Registration Statement on Form S-11
Filed February 23, 2018
File No. 333-223201

Dear Sir:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CIM Commercial Trust Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-11 (File No. 333-223201) filed with the Commission on February 23, 2018, together with all exhibits thereto (collectively, the “Registration Statement”). The Registrant is seeking withdrawal of the Registration Statement because the Registrant has decided not to proceed with the offering at this time.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement was not declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at CIM Commercial Trust Corporation, 17950 Preston Road, Suite 600, Dallas, Texas 75252, with a copy to the Registrant’s counsel, Sullivan & Cromwell LLP, Attn: Patrick S. Brown, 1888 Century Park East, Suite 2100, Los Angeles, California 90067.

If you have any questions with respect to this matter, please contact Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603.

Sincerely,

CIM Commercial Trust Corporation

/s/ David Thompson
David Thompson
Chief Executive Officer